Exhibit 12

UNITED STATES CELLULAR CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
For the Year Ended December 31,
(Dollars in Thousands)

	2005	2004	2003	2002	2001
EARNINGS:
Income (loss) before income taxes and minority interest	$234,260	$194,825	$94,836	$(13,666)	$330,941
Add (deduct):
Earnings on equity method investments	(68,433)	(63,758)	(51,088)	(42,192)	(42,586)
Distributions from unconsolidated entities	52,523	46,530	44,833	28,881	14,813
Minority interest in pre-tax income of subsidiaries that do not have fixed charges	(11,910)	(11,668)	(13,859)	(16,649)	(10,388)
	206,440	165,929	74,722	(43,626)	292,780
Add fixed charges:
Consolidated interest expense	84,867	86,241	64,607	47,878	35,164
Interest portion (1/3) of consolidated rent expense	26,023	24,448	21,051	16,582	13,824
	$317,330	$276,618	$160,380	$20,834	$341,768
FIXED CHARGES:
Consolidated interest expense	$84,867	$86,241	$64,607	$47,878	$35,164
Interest portion (1/3) of consolidated rent expense	26,023	24,448	21,051	16,582	13,824
	$110,890	$110,689	$85,658	$64,460	$48,988
RATIO OF EARNINGS TO FIXED CHARGES	2.86	2.50	1.87	— (a)	6.98
Tax-effected preferred dividends	$—	$—	$25	$70	$124
Fixed charges	110,890	110,689	85,658	64,460	48,988
Fixed charges and preferred dividends	$110,890	$110,689	$85,683	$64,530	$49,112
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	2.86	2.50	1.87	— (a)	6.96

(a)             Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $43.6 million and fixed charges and preferred dividends by $43.7 million. In the year ended December 31, 2002, U.S. Cellular recognized a pre-tax loss on marketable securities and other investments of $295.5 million as a result of management’s determination that unrealized losses with respect to the investments were other than temporary and the write-down of other assets.